Ralph A. Rogers, Jr.

Senior Vice President

Chief Accounting Officer

Financial Services

July 8, 2010

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporate Finance

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Aflac Incorporated
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 26, 2010
Form 10-Q for the Fiscal Quarter Ended March 31, 2010
Filed May 7, 2010
File Number: 001-07434

Dear Mr. Rosenberg:

We appreciate the efforts of the Securities and Exchange Commission to improve the financial reporting process and compliance. We make every effort to be transparent in our financial reporting in order to allow investors to understand our Company and the matters which affect our financial position and results of operations.

Below we have listed your comments for ease of reference and our responses. The responses are presented in disclosure format as requested.

Comment:

Form 10-K for Fiscal Year Ended December 31, 2009

Consolidated Financial Statements

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies,

Investments, page 87

1.	You disclose that when prepayment estimates change you recalculate the effective yield to reflect actual payments to date and anticipated future payments and adjust the net investment balance to the amount that would have existed had the new estimate been applied at the time of acquisition for your collateralized mortgage obligations. Please disclose the accounting model used to account for changes in anticipated prepayments on your asset-backed and mortgage-backed securities.

Please disclose how you account for changes in estimated prepayments for investments that are not of high credit quality. Please consider that the accounting for asset and mortgage-backed securities, and collateralized mortgage obligations that are not of high credit quality must comply with the guidance in ASC 325-40-35-4a.

Response:

As of December 31, 2009, the Company held mortgage- and asset-backed securities with a fair value of $1.2 billion, or 1.7% of total investments and cash. Of the total holdings of mortgage- and asset-backed securities, less than $100 million, or .14% of total investments and cash, is within the scope of Accounting Standards Codification (ASC) 325-40, “Beneficial Interests in Securitized Financial Assets”. These investments are accounted for in accordance with the guidance in ASC 325-40-35-4a, which states:

If upon evaluation, based on current information and events there is a favorable (or an adverse) change in cash flows expected to be collected from the cash flows previously projected, then the investor shall recalculate the amount of accretable yield for the beneficial interest on the date of evaluation as the excess of cash flows expected to be collected over the beneficial interest’s reference amount. The reference amount is equal to the initial investment minus cash received to date minus other-than-temporary impairments recognized in earnings to date (as described in paragraph 325-40-35-4(b)) plus the yield accreted to date. In this paragraph a favorable (or an adverse) change in cash flows expected to be collected is considered in the context of both timing and amount of the cash flows expected to be collected. Based on cash flows expected to be collected, interest income may be recognized on a beneficial interest even if the net investment in the beneficial interest is accreted to an amount greater than the amount at which the beneficial interest could be settled if prepaid immediately in its entirety. The adjustment shall be accounted for prospectively as a change in estimate in conformity with Topic 250, with the amount of periodic accretion adjusted over the remaining life of the beneficial interest.

However, the Company considers these holdings immaterial to total investments and cash and does not believe it is necessary to disclose the method of accounting for changes in estimated prepayments.

Comment:

2.	You disclose on page 109 that dollar-denominated and yen-denominated investments in banks and financial institutions that total $1.7 billion were in an unrealized loss position for 12 months or longer. You also disclose on page 112 that 75% of your investments in bank and financial institutions in an unrealized loss position were investment grade at December 31, 2009 compared to 96% at December 31, 2008. Please disclose the following:

•

the amount of investments in bank and financial institutions in an unrealized loss position that have been downgraded to non-investment grade status and the amount of the unrealized losses on these investments;

•	why credit downgrades of investments in unrealized loss positions to non-investment grade credit ratings is not indicative of an other-than-temporary impairment.

Response:

In response to your comment, we propose to make the following changes to our disclosure regarding our investments in the bank and financial institutions sector in an unrealized loss position in our future filings beginning with the quarter ending June 30, 2010. For illustrative purposes, the disclosure below was drafted using the disclosure on page 30 of our Form 10-Q filing for the quarter ended March 31, 2010.

As of March 31, 2010, 82% of the $2.5 billion in unrealized losses on investments in the bank and financial institution sector were related to investments that were investment grade, compared with 75% at December 31, 2009. Of the $14.5 billion in investments, at fair value, in the bank and financial institution sector in an unrealized loss position at March 31, 2010, only $782 million ($458 million in unrealized losses) were below investment grade. Three investments comprised over 80% of the $458 million unrealized loss. The remaining investments that comprised the $458 million of unrealized loss were divided among nine issuers with average unrealized losses per investment of less than $10 million. We conduct our own independent credit analysis for investments in the bank and financial institution sector. Our analysis includes our own analysis of financial information, as well as consultation with the issuers from time to time. Based on our independent credit analysis, we have determined that the majority of the unrealized losses on the investments in this sector were caused by widening credit spreads, the downturn in the global economic environment and, to a lesser extent, changes in foreign exchange rates. Unrealized gains or losses related to prevailing interest rate environments are impacted by the remaining time to maturity of an investment. Assuming no credit-related factors develop, as investments near maturity, the unrealized gains or losses can be expected to diminish. In particular, for our investments rated below investment grade, we have observed improvements in the fair value of those investments during the last half of 2009 and continuing into 2010 resulting from improvements in the issuers’ capital structure, operating fundamentals and, to a lesser extent, the global economic environment. Based on our credit analysis, we believe that our investments in this sector have the ability to service their obligations to us.

Comment:

Form 10-Q for Fiscal Quarter Ended March 31, 2010

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Significant Accounting Policies

Note 11 – Subsequent Events, page 49

3.	You had $1 billion invested in Greek financial institutions that were downgraded to below investment grade subsequent to March 31, 2010. Please disclose your accounting treatment of the credit downgrade and the rationale for that treatment.

Please disclose the amortized cost and fair value of your investments in sovereign debt and financial institutions in Portugal, Italy, Ireland and Spain.

Response:

In response to your comment, we propose to add the following disclosure to the “Investment Concentrations” section of Note 3, “Investments”, in our future filings beginning with the quarter ending June 30, 2010. For illustrative purposes, the disclosure below was drafted using March 31, 2010 values.

As of March 31, 2010, our investment exposure to sovereign debt and financial institutions in Greece, Ireland, Italy, Portugal and Spain consisted of the following:

	March 31, 2010
(In millions)	Amortized Cost	Fair Value
Sovereign and supranational:
Greece	$286	$296
Ireland	-	-
Italy	269	265
Portugal	-	-
Spain	355	355
Total sovereign and supranational	$910	$916
Banks and financial institutions:
Greece	$1,009	$847
Ireland	877	792
Italy	161	159
Portugal	752	572
Spain	473	445
Total banks and financial institutions	$3,272	$2,815

As of March 31, 2010, one security in an Irish financial institution with an amortized cost of $202 million and a fair value of $203 million was rated below investment grade. All other securities included in the table above were rated investment grade. Subsequent to March 31, 2010, the Greek financial institutions, which are comprised of Lower Tier II investments, were downgraded to below investment grade. As a result of the downgrade, we reclassified these investments from held to maturity to available for sale. While these financial institutions have significant investments in Greek Government Bonds (GGBs), we believe that these institutions will be solvent even if there were a future restructuring of GGBs. As a result, the Company believes that we will collect all cash flows under the terms of their obligations to us.

Since March 31, 2010, there has been credit deterioration related to Greek sovereign debt and there continues to be expectations of further deterioration in the performance of Greek debt as a result of the stressed economic environment. As a result of this credit deterioration, in June 2010, the Company sold its entire holdings of Greek sovereign debt and recognized an after-tax investment loss of approximately $67 million.

Request:

In responding to our comments, please provide a written statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:

We acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosures in its filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your time and consideration. I look forward to discussing these items with you and your colleagues as needed. My contact information is (706) 317-6495 or rrogers@aflac.com.

Sincerely,

/s/ Ralph A. Rogers, Jr.

Ralph A. Rogers, Jr.

cc:	Ibolya Ignat, Staff Accountant
Gus Rodriguez, Branch Chief

5